Exhibit 10.1

Mr. Wayne Hewett
801 South Olive Ave. No. 1102
West Palm Beach, FL. 33401

April 1, 2015

Re: Employment

Dear Wayne:

The purpose of this letter (the “Letter Agreement”) is to confirm our agreement regarding certain terms of your employment with Platform Specialty Products Corporation (“Platform”). The commencement date of your employment with Platform was February 16, 2015, and the initial terms of such employment are as follows:

•	Position: President
•	Salary: $900,000.00 per year, paid in monthly installments
•	Annual Bonus Opportunity:
o	100% of Salary if the Target goals are met
o	200% of Salary if the Stretch goals are met
•	Employee Benefits: consistent with those employee benefit plans provided to other senior executives of the Company

As you know, your employment with Platform is and will always remain an “at-will” employment relationship, which means that you or Platform can terminate the employment relationship at any time for any reason.  In addition, your position as President of Platform is at the sole discretion and pleasure of the Board of Directors of Platform (the “Board”). Your salary, bonus opportunities, Target goals and Stretch goals are established from time to time by the Compensation Committee of the Board in its absolute and sole discretion.

As part of your overall compensation, simultaneously herewith, you will be granted 213,402 restricted stock units with respect to 213,402 shares of the common stock of Platform (the “RSUs”), which are subject to such terms and conditions set forth in a separate Restricted Stock Unit Agreement to be entered into by and between you and Platform.  In addition, simultaneously herewith, you will be granted a long term cash bonus award (“LTCB”), which is subject to such terms and conditions set forth in a separate Long Term Cash Bonus Award Agreement to be entered into by and between you and Platform.

If either (a) your employment is terminated by Platform without Cause (as defined below) or by you for Good Reason (as defined below) prior to March 31, 2017, or (b) if the condition specified on Schedule A attached hereto is not met on or prior to March 31, 2017, then Platform will pay to you a cash payment in an amount equal to Five Million Dollars ($5,000,000), less applicable withholding and employment taxes (the “Cash Bonus”), provided the following conditions are met:

(i)	You remain actively employed by Platform through March 31, 2017, unless your employment is terminated by Platform without Cause or by you for Good Reason prior to that date; and
(ii)	You forfeit any and all rights that you have or may have with respect to both the RSUs and the LTCB.

Notwithstanding anything herein to the contrary, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), such Cash Bonus will be made in a single lump sum cash payment on the forty-fifth (45th) day following (i) the effective date of the termination of your employment if the payment is made due to termination of your employment by Platform without Cause or by you for Good Reason, or (ii) March 31, 2017, if the payment is made because the condition provided for on Schedule A attached hereto was not met by such date; provided, however, that, in the event such Cash Bonus is paid in connection with the termination of your employment, you execute Platform’s standard termination and release agreement, a copy of which is attached hereto as Schedule B.

As used in this Letter Agreement, the following defined terms shall have the meanings indicated below:

1.	CAUSE –

(i)	you commit any crime constituting a felony or involving dishonesty or moral turpitude;

(ii)	you engage in, or fail to engage in, any activity that amounts to negligence and that significantly affects the business affairs or reputation of Platform and its subsidiaries and affiliates;

(iii)	you willfully fail to perform your duties, or perform your duties in a negligent manner, which failure or performance continues for twenty (20) days after written notice from the Board; or

(iv)	you violate the law or Platform’s standard policies, in any material respect, and such violation creates a liability (actual or potential) for Platform and its subsidiaries and affiliates.

2.	GOOD REASON -

(i)	a material diminution by Platform of your Salary or your Bonus potential; or

(ii)	a material diminution in your authority, duties, or responsibilities.

For purposes of this Letter Agreement, “Good Reason” shall not be deemed to exist unless your termination of employment occurs within ninety (90) days following the initial existence of either (i) or (ii) above, you provide Platform with written notice of the existence of such condition within sixty (60) days after the initial existence of the condition, and Platform fails to remedy the condition within thirty (30) days after its receipt of such notice.

The parties intend that this Letter Agreement and the payments and benefits provided hereunder be exempt from the requirements of Section 409A of the Code, to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treas. Reg. Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treas. Reg. Section 1.409A-1(b)(9)(iii), or otherwise. To the extent Code Section 409A is applicable to this Letter Agreement, the parties intend that this Letter Agreement and any payments and benefits thereunder comply with the deferral, payout and other limitations and restrictions imposed under Code Section 409A. Notwithstanding anything herein to the contrary, this Letter Agreement shall be interpreted, operated and administered in a manner consistent with such intentions.

To the extent Code Section 409A is applicable to this Letter Agreement, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Letter Agreement providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service,” as defined in Treas. Reg. Section 1.409A-1(h), after giving effect to the presumptions contained therein (and without regard to the optional alternative definitions available therein), and, for purposes of any such provision of this Letter Agreement, references to “terminate,” “termination,” “termination of employment” and like terms shall mean separation from service.

If at the time your employment hereunder terminates, you are a “specified employee,” as defined in Treas. Reg. Section 1.409A-1(i) and determined using the identification methodology selected by Platform from time to time, or if none, the default methodology, then, to the extent necessary to avoid subjecting you to an additional tax or interest under Code Section 409A, any and all amounts payable under this Letter Agreement on account of such termination of employment that would (but for this provision) be payable within six (6) months following the date of termination, shall instead be paid in a lump sum on the first day of the seventh (7th) month following the date on which your employment terminates or, if earlier, upon your death, except (i) to the extent of amounts that do not constitute a deferral of compensation within the meaning of Treas. Reg. Section 1.409A-1(b) (including without limitation by reason of the safe harbor set forth in Treas. Reg. Section 1.409A-1(b)(9)(iii), as determined by Platform in its reasonable good faith discretion), (ii) benefits which qualify as excepted welfare benefits pursuant to Treas. Reg. Section 1.409A-1(a)(5), and (iii) other amounts or benefits that are not subject to the requirements of Code Section 409A.  Each payment made under this Letter Agreement shall be treated as a separate payment and the right to a series of installment payments under this Letter Agreement shall be treated as a right to a series of separate payments.

Platform shall have the right to assign this Letter Agreement and its rights and obligations hereunder in whole, but not in part, to any corporation or other entity with or into which Platform may hereafter merge or consolidate or to which Platform may transfer all or substantially all of its assets, if in any such case said corporation or other entity shall by operation of law or expressly in writing assume all obligations of Platform hereunder as fully as if it had been originally made a party hereto, but may not otherwise assign this Letter Agreement or its rights and obligations hereunder.  You may not assign or transfer this Letter Agreement or any rights or obligations hereunder.

This Letter Agreement is, and the employment relationship described herein, shall be governed by the laws of the State of Florida applicable to contracts executed and performed within that State and without respect to conflict of laws principles.

This Letter Agreement supersedes and replaces any and all previous severance and/or stay bonus agreements and/or employment agreements, whether written or oral, and therefore represents the complete and only agreement between you and Platform, other than the RSU Agreement and the LTCG Agreement.  Please indicate your acceptance and agreement by countersigning and returning this Letter Agreement to my attention.

Sincerely, /s/ Daniel H. Leever Daniel H. Leever

Accepted and Agreed Wayne Hewett

/s/ Wayne Hewett
Wayne Hewett